UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008.

Commission File Number 0-17164

Copernic Inc.

(Translation of registrant’s name into English)

388 St. Jacques Street West, 9th Floor, Montreal, Quebec H2Y 1S1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______________

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

PRESS RELEASE

On September 8, 2008, Copernic Inc. (the “Company”) issued a press release and filed Material Change Report with the Ontario Securities Commission disclosing the resignation of Daniel Bertrand, Executive Vice President of Finance and Chief Financial Officer of the Company, effective immediately. Ms. Claire Castonguay, the Company’s Controller for the past three (3) years, has been appointed Vice President and Finance and Controller, while Mr. Marc Ferland, the President and CEO of the Company, will assume the additional responsibilities of Chief Financial Officer on an interim basis. Copies of the press release and the Material Change Report are respectively attached hereto as Exhibits 99.1 and 99.2.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copernic Inc.
(Registrant)

Date: September 10, 2008	By:	/s/ Marc Ferland
(Signature)
Marc Ferland, President And Chief Executive Officer

*Print the name and title under the signature of the signing officer.

EXHIBIT INDEX

Exhibit No.	Description
99.1 99.2	Press Release dated September 8, 2008. Material Change Report dated September 8, 2008.